Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452

Email: morgold@aol.com

October 24, 2007

Paul Fischer, Staff Attorney Division of Corporation Finance
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc. Registration Statement on Form 10-SB/A Quarterly Report on Form 10Q-SB for the period ended June 30, 2007 File No. 0-52589

Dear Mr. Fischer:

We have today electronically filed Amendment No. 3 to the Form 10-SB/A and an Amendment to the Form 10-QSB for the period ended June 30, 2007. These filings respond to the Staff’s recent comment letters. As for the Staff’s comment letter dated October 1, 2007, the Revenue Recognition section of the financial statements and Management’s Discussion And Analysis And Results of Financial Condition have each been revised to answer your two open comments and to provide the information requested. In this respect, the revenue recognition section, included under Summary of Significant Accounting Policies has been revised to read as follows:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition – The Company charges fees to its customers in one of two ways as follows:

1)
Fixed Transaction Fee. Fixed transaction fees are a fixed percentage of the purchased invoice.  This percentage does not change from the date the purchased invoice is funded until the date the purchased invoice is collected.

2)
Variable Transaction Fee.  Variable transaction fees are variable based on the length of time the purchased invoice is outstanding.   As specified in its contract with the client, the Company charges variable increasing percentages of the purchased invoice as time elapses from the purchase date to the collection date.

For both Fixed and Variable Transaction fees, the Company recognizes revenue by using one of two methods depending on the type of customer.  For new customers the Company recognizes revenue using the cost recovery method.  For established customers the Company recognizes revenue using the accrual method.

Under the cost recovery method, all revenue is recognized upon collection of the entire amount of purchased accounts receivable.

The Company considers new customers to be accounts whose initial funding has been within the last three months or less.  Management believes it needs three months of history to reasonably estimate a customer’s collection period and accrued revenues.  If three months of history has a limited number of transactions, the cost recovery method will continue to be used until a reasonable revenue estimate can be made based on additional history.  Once the Company obtains sufficient historical experience, it will begin using the accrual method to recognize revenue.

For established customers the Company uses the accrual method of accounting.  The Company applies this method by multiplying the historical yield, for each customer, times the amount advanced on each purchased invoice outstanding for that customer, times the portion of a year that the advance is outstanding.  The customers’ historical yield is based on the Company’s last six months of experience with the customer along with the Company’s experience in the customer’s industry, if applicable.

The amounts recorded as revenue under the accrual method described above are estimates.  As purchased invoices are collected, the Company records the appropriate adjustments to record the actual revenue earned on each purchased invoice. These adjustments from the estimated revenue to the actual revenue have not been material.”

     If you have any questions or comments, please do not hesitate to call.

Very truly yours,

MORSE & MORSE, PLLC

By:	/s/ Steven Morse, Managing Member